245 Summer Street

Fidelity® Investments

Boston, MA 02210

June 9, 2017

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Central Investment Portfolios II LLC (the LLC): File No. 811-22083 Fidelity International Credit Central Fund (the fund(s)) Amendment No. 29

________________________________________________________________________

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, and Regulation S-T, transmitted herewith on behalf of the Company is an amendment to the Company’s Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the Company.

This filing contains the Part A and Part B for Fidelity International Credit Central Fund, a new fund of the Company.

An effective date of 06/09/2017 is elected.

Please contact Jamie Plourde at (817) 474-7037 in connection with any questions or comments regarding this filing.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Jamie Plourde
Jamie Plourde
Legal Product Group